Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation:

iDcentrix, Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article 3 (Shares) shall be amended to add the following paragraph:
“Effective as of the filing date of this Certificate of Amendment with the Secretary of State of the State of Nevada the outstanding shares of common stock of the Corporation shall be combined on the basis that two hundred eighty-four (284) of such shares of common stock shall become one (1) share of common stock without changing the par value of the shares of the Corporation (the "Reverse Stock Split"); provided that no fractional shares of the Corporation shall be issued in connection with the Reverse Stock Split and the number of shares to be received by a stockholder shall be rounded up to the nearest whole number of shares in the event that such stockholder would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split."

3.            The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:   53.81%

4.	Effective Date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5.	Signature: (required)

/s/ Tsoi Tik Man
Signature of Officer